Exhibit 99.1

TSXV: SGN #750-1095 W. Pender St. Vancouver, BC V6E2M6 WWW.SCORPIOGOLD.COM

SCORPIO GOLD ANNOUNCES INTENTION TO PURSUE NASDAQ LISTING OF AMERICAN DEPOSITARY SHARES

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

July 27th, 2026 - Vancouver, British Columbia – Scorpio Gold Corp. (TSX-V: SGN, OTCQB: SRCRF, FSE: RY9) (“Scorpio Gold” or the “Company”) is pleased to announce that it intends to pursue a listing of American Depositary Shares (“ADSs”) on the Nasdaq Capital Market (“Nasdaq”).

Rather than seeking to list its common shares directly on Nasdaq, the Company intends to establish an American Depositary Share program under which a U.S. depositary bank would issue ADSs representing a specified number of Scorpio Gold common shares. The ratio of common shares represented by each ADS will be determined in connection with the proposed listing process, taking into account the Company’s objective of establishing an appropriate U.S. trading price for the ADSs while satisfying Nasdaq’s initial listing requirements. The Company currently expects each ADS to represent approximately 20 common shares.

The ADS program is expected to be administered by a U.S. depositary bank pursuant to a deposit agreement customary for cross-border listings of this nature. In connection with the establishment of the ADS program, the U.S. depositary bank is expected to file a registration statement on Form F-6 with the SEC to register the ADSs to be issued under the deposit agreement. Holders of ADSs will have a beneficial interest in the Company’s common shares represented by the ADSs in accordance with the terms of the applicable deposit agreement.

The Company’s common shares would continue to trade on the TSX Venture Exchange (the “TSXV”), while the ADSs would trade on Nasdaq, providing U.S. investors with the ability to invest through the familiar U.S. market infrastructure. The ADS structure is also expected to enable the proposed Nasdaq listing while preserving the Company’s existing Canadian share capital structure (without a reverse split) and the trading of its common shares on the TSXV.

To facilitate the proposed Nasdaq listing, the Company has filed a short form base shelf prospectus in Canada and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission (the “SEC”) under the Canada-U.S. multijurisdictional disclosure system. Common shares underlying the ADSs and ADSs may be issued pursuant to the Canadian base shelf prospectus, the Form F-10 registration statement and an applicable prospectus supplement.

Zayn Kalyan, CEO of Scorpio Gold, stated: “The proposed Nasdaq listing will represent an important milestone in Scorpio’s growth strategy. We believe an ADS listing has the potential to expand our visibility among U.S. investors, broaden access to the U.S. capital markets and complement our existing TSXV listing while preserving our current Canadian capital structure.”

The proposed listing of the ADSs on the Nasdaq remains subject to satisfaction of Nasdaq’s initial listing requirements, receipt of all required regulatory approvals, and completion of customary listing processes. There can be no assurance that the Company’s application will be approved or that a listing of the ADSs on the Nasdaq will be completed.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offers, solicitations of offers to buy, or any sales of securities will be made in accordance with applicable Canadian securities laws, and the applicable laws of any jurisdiction where such securities are sold.

About Scorpio Gold Corp.

Scorpio Gold holds a 100% interest in the Manhattan District located in the Walker Lane Trend of Nevada, USA. Scorpio Gold’s Manhattan District is ~4,780 hectares and comprises the advanced exploration-stage Goldwedge Mine, with a 400 ton per day maximum capacity gravity mill, and four past-producing pits that were acquired from Kinross in 2021 (see news release dated March 25, 2021 https://scorpiogold.com/news/scorpio-gold-closes-purchase-of-kinross-manhattan-property-nye-county-nevada/). The consolidated Manhattan District presents an exciting late-stage exploration opportunity, with over 140,000 metres of historical drilling, significant resource potential, and valuable permitting and water rights.

ON BEHALF OF THE BOARD OF SCORPIO GOLD CORPORATION

Zayn Kalyan, Chief Executive Officer and Director
Tel: (604) 252-2672
Email: zayn@scorpiogold.com

Investor Relations Contact:
Kin Communications Inc.
Tel: (604) 684-6730
Email: SGN@kincommunications.com

Connect with Scorpio Gold:

Email | Website | Facebook | LinkedIn | X | YouTube

To register for investor updates please visit: scorpiogold.com

TSXV: SGN | OTC: SRCRF | FSE: RY9

Forward-Looking Statements

This news release contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management as of the date of this news release.

Forward-looking statements in this news release include, but are not limited to, statements concerning: the Company’s intention to file a listing application with Nasdaq; the proposed listing of ADSs on Nasdaq and the anticipated benefits therefrom; the proposed establishment and structure of an ADS program; the expected ratio of common shares to ADSs; the anticipated engagement of a U.S. depositary bank and the negotiation of a deposit agreement on customary terms; the anticipated filing by the U.S. depositary bank of a registration statement on Form F-6 with respect to the ADSs; the expectation that the ADS structure will preserve the Company’s existing Canadian share capital and TSXV trading; the anticipated registration of the common shares underlying the ADSs under a registration statement on Form F-10; and management’s commitment to pursue this strategic listing structure. Forward-looking statements are based upon certain assumptions and other key factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. Key assumptions upon which the Company’s forward-looking information is based include, without limitation: the ability to obtain required regulatory approvals for the proposed listing of ADSs on Nasdaq; the ability to satisfy Nasdaq’s initial listing requirements; completion of customary listing processes; the ability to engage a suitable U.S. depositary bank and negotiate a deposit agreement on customary and acceptable terms; the ability to preserve the Company’s existing Canadian share capital structure and TSXV trading through the ADS structure; and favourable market conditions for the proposed listing. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation: the risk that the Company may not receive the required regulatory approvals for the proposed listing of ADSs on Nasdaq; the risk that Nasdaq’s initial listing requirements may not be satisfied; the risk that the listing may not be completed; the risk that market or other conditions may make the proposed listing inadvisable or impracticable; the risk that the expected ADS ratio may change; the risk that suitable depositary arrangements may not be obtained on acceptable terms; the risk that market conditions may reduce investor interest in the ADSs; and the risk that the listing may not achieve the expected benefits of expanded U.S. investor visibility or access to U.S. capital markets. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Scorpio Gold.

The forward-looking information contained in this news release represents the expectations of the Company as of the date of this news release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, it does not undertake to update this information at any particular time, whether as a result of new information, future events or otherwise, except as required in accordance with applicable laws.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.